Exhibit 99.1

EUDA Plans to Integrate QB Utility Token into Its Healthcare Ecosystem

SINGAPORE, Dec. 08, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore-based leading non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced its plans to create an integrated digital health and rewards platform which will use a utility cryptocurrency called QB. The QB coins are being developed by a third party, and are scheduled to be launched sometime in January 2026 for use in EUDA’s digital health and wellness ecosystem.

A Tradeable Healthcare Utility Cryptocurrency with Real-World Application and Value

EUDA will create a platform where QB can be used for payments, rewards, and access to EUDA’s healthcare products and services, as well as those of its partners in the region. This connection between healthcare and digital finance allows QB to serve as both a useful health care token and a gateway to decentralized finance, bringing real-world healthcare value into the digital asset world. EUDA also plans to hold QB as part of its digital asset treasury, supporting long-term financial flexibility and participation in blockchain innovation.

Building the Future of Health and Finance

This initiative reinforces EUDA’s commitment to building an integrated digital health and wellness ecosystem powered by innovation, transparency, and community participation. By merging healthcare and decentralized finance, EUDA is transforming loyalty, access, and engagement into tangible economic and health benefits, connecting wellness products, regenerative medicine programs, and digital assets within one unified ecosystem that promotes a healthier and more financially empowered community.

Executive Commentary

Mr Alfred Lim, CEO of EUDA, commented, “Integrating blockchain utility into our healthcare ecosystem allows us to bridge health engagement with real-world value. This initiative marks an important step in expanding our digital infrastructure and introducing new ways for customers and partners to interact within the EUDA network.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christensen Advisory

Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com